Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

May 16, 2024
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Lauren Hamilton
Re:    The Needham Funds, Inc.
Dear Ms. Hamilton,
On behalf of The Needham Funds, Inc. (the "Fund"), transmitted for filing as EDGAR correspondence are the Fund's responses to the comments of the accounting staff (the "Staff") of the Securities and Exchange Commission, provided by you to the undersigned by telephone on April 17, 2024. The Staff's comments related to the Fund's annual report on Form N-CSR for the fiscal year ended December 31, 2023. Management of the Fund acknowledges that the Fund is responsible for the accuracy and adequacy of the Financial Statements notwithstanding Staff comments.
Set forth below is a summary of the Staff's comments, and the Fund's responses thereto.
1.Staff Comment: The Staff notes that the footnote to the Financial Highlights referring to the expense limitation agreement between the Fund and Needham Investment Management L.L.C. (the "Adviser") does not disclose the full terms of the agreement. Specifically, the provision describing the calculation period (e.g., "during each 12-month period ended [April 30] in the Recoupment Period") for the recoupment of fees waived and expenses reimbursed. Please explain the reason for not disclosing such provision and, if the agreement is in place in the future, please ensure the terms are fully disclosed.
Response: Fund management confirms it was an oversight not to include the full terms of the Recoupment Period and will ensure that future disclosure in the Financial Highlights, if applicable, will contain the full calculation period. The Fund has included the full calculation period referenced above in the Fee Table footnotes to its prospectus dated April 29, 2024.
2.Staff Comment: If there has been a recoupment of prior waived and/or reimbursed Fund fees and expenses, please disclose the amount of the recoupment in a separate line item under "Other Expenses" in the Fee Table to the Fund's prospectus. See IM Dear CFO Letter 1995-09 (reissued November 22, 2019).
Response: A separate line item referencing the amount of such recoupment, as applicable, has been provided in the Fee Table in the Fund's prospectus dated April 29, 2024.
3.Staff Comment: The Staff notes that the Form N-CSR filed by the Fund:
a.Does not provide a response to Items 4(i) and 4(j);
b.References the wrong time period in response to Item 11(b) (it references the first fiscal half-year); and

c.Item 4(d) of the Certifications does not refer to the correct time period (it references the second fiscal quarter).
The Staff requests that the Fund re-file its Form N-CSR with responses to the missing Items referenced, corrects the time period for responses to Item 11(b) and Item 4(d) of the Certifications and confirms that there have been no material changes in internal control over financial reporting during the period since the wrong time period referenced in Item 11(b) and the fiscal year end of the Fund.
Response: Fund management confirms that it will re-filed the Fund's N-CSR to include the missing responses to Items 4(i) and 4(j) and provide the correct time periods in responses to Item 11(b) and Item 4(d) of the Certifications and confirms that there have been no material changes in internal control over financial reporting during the period since the wrong time period referenced in Item 11(b) and the fiscal year end of the Fund.
* * * * *
Should you have any questions or comments, please feel free to contact the undersigned at 212.969.3357 (dstephens@proskauer.com).
Very truly yours,
/s/ David Stephens
David Stephens

cc:    James Giangrasso
    James Abbruzzese

2